VIA EDGAR AND FACSIMILE
Karen J. Garnett
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549
September 28, 2010

Re:	Campus Crest Communities, Inc. (the “Registrant”) Registration Statement on Form S-11 (File No. 333-166834)
Dear Ms. Garnett:
     Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Registrant hereby requests acceleration of effectiveness of its registration statement on Form S-11 (File No. 333-166834), to 4:00 p.m., Eastern Time, on September 30, 2010, or as soon as practicable thereafter. By separate letter, the underwriters of the issuance of the securities being registered have joined in this request for acceleration.
     In connection with this request, the Registrant acknowledges that:
     (1) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
     (2) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
     (3) the Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
[SIGNATURE PAGE FOLLOWS]

Very truly yours,

CAMPUS CREST COMMUNITIES, INC.

By:	/s/ Donald L. Bobbitt, Jr.

Name:	Donald L. Bobbitt, Jr.
Title:	Executive Vice President, Chief Financial Officer and Secretary

September 28, 2010
Karen J. Garnett
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

Re:	Campus Crest Communities, Inc. Registration Statement on Form S-11 (SEC File No. 333-166834)
Dear Ms. Garnett:
     In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we hereby join in the request of Campus Crest Communities, Inc. that the effective date of the Registration Statement be accelerated so that it will be declared effective at 4:00 p.m., Eastern Time, on September 30, 2010, or as soon as practicable thereafter.
     Pursuant to Rule 460 under the Act, please be advised that the undersigned effected the following approximate distribution of copies of the Preliminary Prospectus dated September 20, 2010 (the “Preliminary Prospectus”):

No. of Copies
Institutions	529
Others	4,747
Total	5,276

     In connection with the Preliminary Prospectus distribution for the above-reference issue, the prospective underwriters have confirmed that they are complying with the 48-hour requirement as promulgated by Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.
[SIGNATURE PAGE FOLLOWS]

Very truly yours,

RAYMOND JAMES & ASSOCIATES, INC. CITIGROUP GLOBAL MARKETS INC. GOLDMAN, SACHS & CO. BARCLAYS CAPITAL INC. RBC CAPITAL MARKETS CORPORATION

By:	RAYMOND JAMES & ASSOCIATES, INC.

By	/s/ Kenneth M. Nelson

Authorized Signatory

By:	CITIGROUP GLOBAL MARKETS INC.

By	/s/ John Wieker

Authorized Signatory

By:	GOLDMAN, SACHS & CO.

By	/s/ Aaron Arth

Authorized Signatory

By:	BARCLAYS CAPITAL INC.

By	/s/ Victoria Hale

Authorized Signatory

By:	RBC CAPITAL MARKETS CORPORATION

By	/s/ Scott Merkle

Authorized Signatory
For themselves and as Representatives of the other Underwriters named in Schedule A of the Underwriting Agreement.

J. Andrew Robison
Direct Dial: 205-521-8596
Direct Fax: 205-488-6596
arobison@babc.com
September 28, 2010
Via Facsimile; Original to Follow
Ms. Karen J. Garnett
Assistant Director
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Campus Crest Communities, Inc. Registration Statement on Form S-11 (Registration File No. 333-166834)
Dear Ms. Garnett:
     Enclosed with this letter is a request for acceleration of the effective date of the above-referenced registration statement on Form S-11 under the Securities Act of 1933, Registration File No. 333-166834, to 4:00 P.M., Eastern Time, on September 30, 2010, or as soon thereafter as is practicable. This request is joined in by representatives of the underwriters, which letter joining in such request is being submitted concurrently by counsel for the underwriters.
     The original of this request for acceleration will be delivered by Federal Express tomorrow morning to you.
Very truly yours,
/s/ J. Andrew Robison
Enclosure

cc:	Mr. Ted W. Rollins Mr. Donald L. Bobbitt, Jr.